FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2006.

ROGERS CABLE INC.

(Translation of registrant's name into English)

333 Bloor Street East, 7th Floor
Toronto, Ontario M4W 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS CABLE INC.

	By:	/s/ Alan D. Horn
Alan D. Horn
Date: March 3, 2006		Vice President

Exhibit Index

Exhibit Number	Description

99.1
The following earnings release for Rogers Communications Inc. (the parent company to Rogers Cable Inc.) contains financial and operating information for the fourth quarter and year ending December 31, 2005 for Rogers Cable Inc.